FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2008

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant's name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

        Form 20-F   X   Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes   No   X

         If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE

Sappi Limited's report for the conformed second quarter results ended June 2008, furnished by the Registrant under this Form 6-K, is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999 and December 15, 2004 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan. This Form 6-K includes a conformed version of the earnings announcement sent by the Registrant to its shareholders. This conformed version was prepared solely for purposes of supplementing the documents referred to in clauses (i) - (iv) above.

FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate ", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity, input costs (including raw material, energy and employee costs) and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group's key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group's products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired and achieving expected savings and synergies; consequences of the Group's leverage (including as a result of adverse changes in credit markets that affect our ability to raise capital when needed); adverse changes in the political situation and economies in the countries in which we operate or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company's Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.









sappi

quarter results
ended June
2008

Form S-8 version

Quarter 3

sappi

Sales by product group *



■ Coated fine paper	64%		■ Commodity paper	8%
■ Uncoated fine paper	4%		■ Pulp	14%
■ Coated specialities	9%		■ Other	1%

Sales by source *



■ North America	28%		■ Southern Africa	25%
■ Europe	47%			

Sales by destination *



■ North America	29%		■ Southern Africa	15%
■ Europe	40%		■ Asia and other	16%

Geographic ownership **



■ South African	71%		■ Europe and ROW †	12%
■ North America	17%			

for the nine months ended June 2008
*** as at June 2008*
† Rest of World

---

magno   **HannoArt**   Lustro   royal   triple green print

McCoy   **Typek**   Somerset   Opus   *tempo*   **Flo**

Financial summary

- Operating loss of US$23 million which includes US$105 million plantation fair value loss

- Basic EPS a loss of 28 US cents

- Selling price increases in North America and South Africa

- Severe input cost increases

- Saiccor expansion commissioning in the fourth quarter

| | Quarter ended | | | Nine months ended | |
| | | | Restated ** | | Restated ** |
	June 2008	March 2008	June 2007	June 2008	June 2007
Key figures: (US$ million)					
Sales	1,494	1,473	1,297	4,344	3,882
Operating (loss) profit	(23)	221	87	289	296
EBITDA *	71	314	182	572	580
Basic EPS (US cents)	(28)	68	17	59	56
Key ratios: (%)					
Operating (loss) profit to sales	(1.5)	15.0	6.7	6.7	7.6

Refer to note 1, in Supplemental Information for the reconciliation of EBITDA to profit for the period.
** Refer to note 2 page 13.

Comment

In a seasonally slower quarter, operating performance, excluding the plantation fair value adjustment, improved compared to last year. The quarter was marked by severe input cost increases, offset to some extent by our cost savings efforts across the group and successful price increases in North America and South Africa. Selling prices in Europe were flat quarter-on-quarter, but declined from last year. The unfavourable impact of wood, energy and chemical price increases on the group results was US$19 million compared to the prior quarter and US$45 million compared to a year earlier.

Pulp prices continued to increase with NBSK increasing to an average of US$900 per ton from an average of US$880 per ton in the previous quarter. The increase in pulp prices was beneficial to the group as we sell slightly more pulp than we purchase.

An operating loss of US$23 million was recorded, compared to an operating profit of US$87 million a year ago. The quarter included an unfavourable plantation price fair value revaluation adjustment of US$105 million. The negative plantation price fair value adjustment was mainly due to a sharp increase in fuel prices.

Group sales for the quarter were US$1.5 billion, a 15.2% increase compared to the third quarter last year, mainly as a result of higher sales volumes in our fine paper businesses together with improved selling prices in North America and Southern Africa.

Net finance costs of US$45 million for the quarter increased by US$8 million from last year due to discontinuing capitalisation of interest on the Saiccor expansion project during the quarter, higher debt levels and higher interest rates.

Tax relief on the reported loss before taxation of US$68 million was limited due to tax losses in certain regions that could not be brought to account.

Basic earnings per share for the quarter was a loss of 28 US cents, compared to earnings of 17 US cents a year ago.

Cash flow and debt

Cash generated from operations for the quarter was US$156 million compared to US$142 million a year ago. Working capital decreased by US$29 million during the quarter compared to an increase of US$36 million during the third quarter last year. We expect a further significant reduction in working capital in our fourth quarter.

Included in our cash flow for the quarter were post employment benefit payments of US$12 million compared to US$35 million in the equivalent quarter last year. Post employment benefit payments are expected to be US$90 million for the year, compared to US$101 million last year, and are expected to decline in 2009.

Net finance costs paid increased to US$83 million compared to US$42 million a year ago, mainly as a result of the settlement of forward exchange contracts related to long term debt and higher debt levels.

Taxation paid of US$40 million, was US$25 million higher than a year ago mainly due to a provisional tax payment made by our South African business.

Capital expenditure of US$103 million included US$52 million for the Saiccor expansion project. We expect to make the final capital expenditure payments on the Saiccor expansion project of approximately US$50 million over the next two quarters.

Interest bearing borrowings was US$2,872 million at quarter end, an increase of US$32 million from the prior quarter. This increase was offset by an increase in cash and cash equivalents of US$26 million.

Current interest-bearing borrowings of US$990 million include US$393 million of securitised trade debtors under a facility, which in the normal course of business is expected to run until 2012. The group has access to US$620 million as part of a committed revolving loan facility as at the end of June 2008 and cash resources of US$227 million.

Operating review for the quarter

Sappi Fine Paper

	Quarter ended June 2008 US$ million	Quarter ended June 2007 US$ million	% change	Quarter ended March 2008 US$ million
Sales	1,224	1,037	18.0	1,209
Operating profit	36	25	44.0	47
Operating profit to sales (%)	2.9	2.4	–	3.9

Sales volumes for our Fine Paper business increased by 6.5% from last year, while average prices in Dollar terms improved 11%, partly due to currency movements. Pricing and margins improved in our North American business, but worsened in our European business.

Cost pressure, particularly in raw materials and energy, increased in all regions.

Europe

	Quarter ended June 2008 US$ million	Quarter ended June 2007 US$ million	% change (US$)	% change (Euro)	Quarter ended March 2008 US$ million
Sales	705	584	20.7	3.5	697
Operating profit	10	14	(28.6)	(40.0)	18
Operating profit to sales (%)	1.4	2.4	–	–	2.6

In a tough economic and trading environment, we recovered some market share in Europe during the quarter with sales volumes improving 6% compared to last year. Selling prices for coated fine paper sheets were down from last year and flat compared to last quarter, while there was an improvement in coated fine paper reel prices in some European countries.

Demand for our graphics paper was seasonally weaker in the quarter, except for coated mechanical paper, which showed no sign of seasonal decline. Our speciality paper performed well in the quarter.

Despite our continued focus on cost savings efforts, our operating margin declined from 2.4% to 1.4%, mainly due to significant increases in input cost prices. The impact of energy and chemical cost increases compared to the equivalent quarter last year was US$18 million. These cost increases were partially offset by the sale of carbon credits to the value of US$9 million during the quarter.

We have announced price increases effective from 1 September 2008 of between 8% and 10%, in order to offset the input cost price increases.

North America

	Quarter ended June 2008 US$ million	Quarter ended June 2007 US$ million	% change	Quarter ended March 2008 US$ million
Sales	424	362	17.1	423
Operating profit	25	8	212.5	26
Operating profit to sales (%)	5.9	2.2	–	6.1

Our North American business continued to improve with stronger reel volumes and increased reel and pulp selling prices, compared to last year. Sales volumes increased 8% compared to the equivalent quarter last year. Our order books for reels remained strong; however, we saw the impact of a slowing US economy on our sheet business.

Realised paper prices improved 6% on last year, while realised pulp prices increased by 14%. During the quarter, coated fine paper price increases have been widely announced by the US industry.

The operating profit margin increased to 5.9% compared to 2.2% last year despite significant input cost increases, particularly in wood, energy and chemicals. Price escalation of these input costs had a negative impact of US$20 million compared to the equivalent quarter last year.

US imports of coated paper continued to decline during the quarter due to the weakness of the US Dollar, increased transport costs and improved demand in the Far East.

South Africa

	Quarter ended June 2008 US$ million	Quarter ended June 2007 US$ million	% change (US$)	% change (Rand)	Quarter ended March 2008 US$ million
Sales	95	91	4.4	15.1	89
Operating profit	1	3	(66.7)	(61.9)	3
Operating profit to sales (%)	1.0	3.3	–	–	3.4

Although we saw improved pricing during the quarter, margins came under pressure from increased input costs, mainly pulp and chemicals. Sales volume was flat on last year. The results were negatively impacted by a seasonal slowing of demand and a temporary shut of the pulp plant at Stanger due to the unavailability of bagasse fibre.

Forest Products

	Quarter ended June 2008 US$ million	Quarter ended June 2007 US$ million	% change (US$)	% change (Rand)	Quarter ended March 2008 US$ million
Sales	270	260	3.8	14.5	264
Operating (loss) profit	(60)	65	–	–	172
Operating (loss) profit to sales (%)	(22.2)	25.0	–	–	65.2

Demand remained strong for chemical cellulose, but softened for our other products. Our pulp and paper sales volumes were down 3% for the quarter compared to a year ago.

Pricing improved in our Kraft business, chemical cellulose prices remained strong and our export margins benefited from a weaker Rand against the US Dollar compared to last year.

Operating loss includes an unfavourable plantation price fair value adjustment of US$105 million. The valuation takes into account the cost of delivering wood to market which was impacted by increased fuel prices.

The results of Saiccor were negatively impacted by production interruptions related to our expansion project and a severe flood giving rise to property damage and business interruption that was self-insured. The financial impact of the flood was US$6 million. The Saiccor expansion is substantially complete and is now expected to be commissioned towards the end of August.

Input cost pressure, particularly from chemicals, has increased in recent months and has put increased pressure on margins.

Outlook

Continued upward pressure on input costs remains our biggest challenge in the short term. Further increases are expected in energy, fibre and chemical costs during the fourth quarter. In South Africa wage negotiations have been completed. Wage inflation remains an important factor in all our businesses. To mitigate high energy costs, we have initiated further energy projects in all regions.

Although demand remains fairly robust for our products in all regions, a global economic slow-down would impact demand. We are responding to these challenges by continuing to focus on cost control, harnessing our buying power through a global procurement drive and through maximising manufacturing efficiencies. Increasing selling prices continues to be essential to restore and improve profitability. We are implementing price increases in all our businesses.

The operating performance for our Southern African and US businesses is expected to remain strong, while margins in all our businesses, particularly in Europe, will be under pressure due to high input costs. Our Southern African business will be further impacted by a recovery boiler rebuild at our Usutu mill, which will have an unfavourable impact of approximately US$12 million on operating profit in the fourth quarter.

In light of unrelenting input cost increases, we expect our fourth quarter operating profit, excluding the impact of the plantation fair value adjustment, to be lower than the third quarter, however for the full year, we expect operating profit, excluding the impact of the plantation fair value adjustment, to be well above last year.

On behalf of the board

R J Boëttger   M R Thompson
Director   Director   31 July 2008

sappi limited

(Registration number 1936/008963/06)
Issuer Code: SAVVI
JSE Code: SAP
ISIN: ZAE000006284

Conformed financial results
for the quarter ended June 2008

Form S-8 Version

Group income statement

	Notes	Quarter ended June 2008 US$ million	Restated Quarter ended June 2007 US$ million	% change	Nine months ended June 2008 US$ million	Restated Nine months ended June 2007 US$ million	% change
Sales		1,494	1,297	15.2	4,344	3,882	11.9
Cost of sales		1,428	1,116		3,782	3,349	
Gross profit		66	181	(63.5)	562	533	5.4
Selling, general & administrative expenses		95	87		294	268	
Other operating expenses (income)		–	9		(6)	(25)	
Share of profit from associates and joint ventures		(6)	(2)		(15)	(6)	
Operating (loss) profit	4	(23)	87	–	289	296	(2.4)
Net finance costs		45	37		100	107	
Net interest		43	39		106	112	
Finance cost capitalised		(1)	(4)		(16)	(8)	
Net foreign exchange losses (gains)		2	(3)		(3)	(9)	
Net fair value loss on financial instruments		1	5		13	12	
(Loss) profit before taxation		(68)	50	–	189	189	–
Taxation		(5)	11		55	62	
Current		7	17		11	32	
Deferred		(12)	(6)		44	30	
(Loss) profit for the period		(63)	39	–	134	127	5.5
Basic (loss) earnings per share (US cents)		(28)	17		59	56	
Weighted average number of shares in issue (millions)		228.9	227.9		228.7	227.5	
Diluted basic (loss) earnings per share (US cents)		(28)	17		58	55	
Weighted average number of shares on fully diluted basis (millions)		231.2	231.4		230.9	230.4	

Group balance sheet

	June 2008 US$ million	Sept 2007 US$ million
ASSETS		
Non-current assets	4,574	4,608
Property, plant and equipment	3,568	3,491
Plantations	556	636
Deferred taxation	56	60
Other non-current assets	394	421
Current assets	1,758	1,736
Inventories	789	712
Trade and other receivables	742	660
Cash and cash equivalents	227	364
Total assets	6,332	6,344
EQUITY AND LIABILITIES		
Shareholders' equity		
Ordinary shareholders' interest	1,669	1,816
Non-current liabilities	2,629	2,612
Interest-bearing borrowings	1,882	1,828
Deferred taxation	384	385
Other non-current liabilities	363	399
Current liabilities	2,034	1,916
Interest-bearing borrowings	990	771
Bank overdraft	22	22
Other current liabilities	946	998
Taxation payable	76	125
Total equity and liabilities	6,332	6,344
Number of shares in issue at balance sheet date (millions)	229.1	228.5

Group cash flow statement

	Quarter ended June 2008 US$ million	Restated Quarter ended June 2007 US$ million	Nine months ended June 2008 US$ million	Restated Nine months ended June 2007 US$ million
(Loss) profit for the period	(63)	39	134	127
Adjustment for:				
Depreciation, fellings and amortisation	115	113	344	336
Taxation (relief) charge	(5)	11	55	62
Net finance costs	45	37	100	107
Post employment benefits **	(12)	(35)	(65)	(80)
Other non-cash items	76	(23)	(81)	(128)
Cash generated from operations **	156	142	487	424
Movement in working capital	29	(36)	(134)	(80)
Net finance costs paid	(83)	(42)	(150)	(110)
Taxation paid	(40)	(15)	(56)	(18)
Dividends paid *	–	–	(73)	(68)
Cash retained from operating activities	62	49	74	148
Cash utilised in investing activities **	(98)	(119)	(351)	(265)
	(36)	(70)	(277)	(117)
Cash effects of financing activities	56	19	161	74
Net movement in cash and cash equivalents	20	(51)	(116)	(43)

* Dividend number 84: 32 US cents per share (2007: 30 US cents per share)

** **Reclassification** – Refer note 1

Group statement of recognised income and expense

	Quarter ended June 2008 US$ million	Restated Quarter ended June 2007 US$ million	Nine months ended June 2008 US$ million	Restated Nine months ended June 2007 US$ million
Exchange differences on translation of foreign operations	50	45	(222)	123
Pension fund asset not recognised	–	48	–	44
Deferred tax asset (raised) released	–	(13)	2	(14)
Sundry other movements in equity	(1)	–	(1)	5
Net income (expense) recorded directly in equity	49	80	(221)	158
(Loss) profit for the period	(63)	39	134	127
Total recognised (expense) income for the period	(14)	119	(87)	285

Notes to the group results

1. **Basis of preparation**

   The condensed financial statements have been prepared in accordance with International Accounting Standard 34, *Interim Financial Reporting*. The accounting policies and methods of computation used in the preparation of the results are consistent, in all material respects, with those used in the annual financial statements for September 2007 which are compliant with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

   The results are unaudited.

   Reclassification of comparative figures – Cash outflows relating to contributions to post employment benefit funds previously reflected in cash utilised in investing activities, have been included in cash generated from operations.

2. **Restatement**

   During third quarter 2007, the group recognised a taxation credit of US$14 million related to a tax rate change in Germany. The recognition was based on the group's judgment that the change in the German tax rate from 38% to 30% had been substantively enacted during the quarter ended June 2007. The group has subsequently concluded that the tax law change was substantively enacted on 6 July 2007, and accordingly, the impact of the tax rate change should have been reflected in its fourth quarter results. The change has no impact on the group's results for the year ended September 2007, however it does impact the deferred taxation and profit for the period for the quarters ended June and September 2007 and for the nine months ended June 2007 as follows:

	Quarter ended June 2007 US$ million	Quarter ended Sept 2007 US$ million	Nine months ended June 2007 US$ million	Year ended Sept 2007 US$ million
Deferred taxation as reported	(20)	(7)	16	9
Change in timing of taxation credit	14	(14)	14	–
Deferred taxation as restated	(6)	(21)	30	9
Profit for the period as reported	53	61	141	202
Taxation credit	(14)	14	14	–
Profit for the period as restated	39	75	127	202
Basic earnings per share (US cents) as reported	23	27	62	89
Basic earnings per share (US cents) as restated	17	33	56	89
Diluted basic earnings per share (US cents) as reported	23	26	61	88
Diluted basic earnings per share (US cents) as restated	17	32	55	88

3. **Reconciliation of movement in shareholders' equity**

	Nine months ended June 2008 US$ million	Restated Nine months ended June 2007 US$ million
Balance – beginning of year	1,816	1,386
Total recognised (expense) income for the period	(87)	285
Dividends paid	(73)	(68)
Transfers to participants of the share purchase trust	6	14
Share-based payment reserve	7	4
Balance – end of period	1,669	1,621

notes to the group results

	Quarter ended June 2008 US$ million	Restated Quarter ended June 2007 US$ million	Nine months ended June 2008 US$ million	Restated Nine months ended June 2007 US$ million
4. Operating (loss) profit				
Included in operating (loss) profit are the following non-cash items:				
Depreciation and amortisation	94	95	283	284
Fair value adjustment on plantations (included in cost of sales)				
Changes in volume				
Fellings	21	18	61	52
Growth	(20)	(22)	(55)	(57)
	1	(4)	6	(5)
Plantation price fair value adjustment	105	(15)	(12)	(56)
	106	(19)	(6)	(61)
Included in other operating (expenses) income are the following:				
Asset impairments	1	–	3	1
Profit on disposal of property, plant & equipment	(1)	1	(5)	(24)
Restructuring provisions released	–	(1)	(3)	(11)
5. Capital expenditure				
Property, plant and equipment	103	116	377	330

	June 2008 US$ million	Sept 2007 US$ million
6. Capital commitments		
Contracted	102	188
Approved but not contracted	169	249
	271	437

	June 2008 US$ million	Sept 2007 US$ million
7. Contingent liabilities		
Guarantees and suretyships	47	43
Other contingent liabilities *	7	26
	54	69

* The decrease in contingent liabilities reflects management's revised estimate of losses which could arise from taxation queries to which certain group companies are subject. These amounts have now been recognised as liabilities.

8. Material balance sheet movements

Current and non-current interest bearing borrowings

The movement on these balances between September 2007 and June 2008 is largely due to (i) US$190 million of expenditure on the Saiccor expansion project, (ii) financing for the purchase of leased equipment for US$75 million and (iii) US$133 million of currency movements and fair value adjustments.

Taxation

The movement is a result of certain tax liabilities which the group has settled in the past nine months.

Supplemental information

additional information

	Quarter ended June 2008 US$ million	Restated Quarter ended June 2007 US$ million	Nine months ended June 2008 US$ million	Restated Nine months ended June 2007 US$ million
1. (Loss) profit for the period to EBITDA[(1)] reconciliation				
(Loss) profit for the period	(63)	39	134	127
Net finance costs	45	37	100	107
Taxation	(5)	11	55	62
Depreciation and amortisation	94	95	283	284
EBITDA [(1)]	71	182	572	580

[(1)] *In connection with the U.S. Securities Exchange Commission ("SEC") rules relating to "Conditions for Use of Non-GAAP Financial Measures", we have reconciled EBITDA to net profit rather than operating profit. As a result our definition retains non-trading profit/loss and minority interest as part of EBITDA. EBITDA represents earnings before interest (net finance costs), taxation, depreciation and amortisation. Net finance costs includes: gross interest paid; interest received; interest capitalised; net foreign exchange gains; and net fair value adjustments on interest rate financial instruments. See the Group income statement for an explanation of the computation of net finance costs. We use EBITDA as an internal measure of performance to benchmark and compare performance, both between our own operations and as against other companies. EBITDA is a measure used by the group, together with measures of performance under IFRS to compare the relative performance of operations in planning, budgeting and reviewing the performances of various businesses. We believe EBITDA is a useful and commonly used measure of financial performance in addition to net profit, operating profit and other profitability measures under IFRS because it facilitates operating performance comparisons from period to period and company to company. By eliminating potential differences in results of operations between periods or companies caused by factors such as depreciation and amortisation methods, historic cost and age of assets, financing and capital structures and taxation positions or regimes, we believe EBITDA can provide a useful additional basis for comparing the current performance of the underlying operations being evaluated. For these reasons, we believe EBITDA and similar measures are regularly used by the investment community as a means of comparison of companies in our industry. Different companies and analysts may calculate EBITDA differently, so making comparisons among companies on this basis should be done very carefully. EBITDA is not a measure of performance under IFRS and should not be considered in isolation or construed as a substitute for operating profit or net profit as an indicator of the company's operations in accordance with IFRS.*

	Quarter ended June 2008 US$ million	Restated Quarter ended June 2007 US$ million	Nine months ended June 2008 US$ million	Restated Nine months ended June 2007 US$ million
2. Calculation of Headline (loss) earnings *				
(Loss) profit for the period	(63)	39	134	127
Asset impairments	1	–	3	1
Profit on disposal of property, plant & equipment	(1)	1	(5)	(24)
Tax effect of above items	1	–	1	5
Headline (loss) earnings	(62)	40	133	109
Headline (loss) earnings per share				
Headline (loss) earnings per share (US cents) *	(27)	18	58	48
Weighted average number of shares in issue (millions)	228.9	227.9	228.7	227.5
Diluted headline (loss) earnings per share (US cents) *	(27)	17	58	47
Weighted average number of shares on fully diluted basis (millions)	231.2	231.4	230.9	230.4

* Headline earnings disclosure is required by the JSE Limited.

Supplemental information

3. Exchange rates

	June 2008	March 2008	Dec 2007	Sept 2007	June 2007
Exchange rates:					
Period end rate: US$1 = ZAR	7.9145	8.1432	6.8068	6.8713	7.0393
Average rate for the Quarter: US$1 = ZAR	7.8385	7.4593	6.7488	7.0453	7.1095
Average rate for the YTD: US$1 = ZAR	7.3236	7.1465	6.7488	7.1741	7.2121
Period end rate: EUR 1 = US$	1.5795	1.5802	1.4717	1.4272	1.3542
Average rate for the Quarter: EUR 1 = US$	1.5747	1.5006	1.4556	1.3782	1.3498
Average rate for the YTD: EUR 1 = US$	1.5071	1.4790	1.4556	1.3336	1.3178

The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:
– Assets and liabilities at rates of exchange ruling at period end; and
– Income, expenditure and cash flow items at average exchange rates.

Supplemental information

4. Regional information

Sales volume		Quarter ended June 2008 Metric tons (000's)	Quarter ended June 2007 Metric tons (000's)	Nine months ended June 2008 Metric tons (000's)	Nine months ended June 2007 Metric tons (000's)
Fine Paper –	North America	389	360	1,164	1,108
	Europe	637	599	1,918	1,860
	Southern Africa	87	86	246	260
	Total	1,113	1,045	3,328	3,228
Forest Products –	Pulp and paper operations	347	358	1,039	1,067
	Forestry operations	279	259	726	788
Total		1,739	1,662	5,093	5,083

		Quarter ended June 2008 US$ million	Quarter ended June 2007 US$ million	% change	Nine months ended June 2008 US$ million	Nine months ended June 2007 US$ million	% change
Sales							
Fine Paper –	North America	424	362	17.1	1,231	1,107	11.2
	Europe	705	584	20.7	2,040	1,768	15.4
	Southern Africa	95	91	4.4	271	263	3.0
	Total	1,224	1,037	18.0	3,542	3,138	12.9
Forest Products –	Pulp and paper operations	249	242	2.9	747	694	7.6
	Forestry operations	21	18	16.7	55	50	10.0
Total		1,494	1,297	15.2	4,344	3,882	11.9
Operating (loss) profit							
Fine Paper –	North America	25	8	212.5	62	13	376.9
	Europe	10	14	(28.6)	47	71	(33.8)
	Southern Africa	1	3	(66.7)	5	6	(16.7)
	Total	36	25	44.0	114	90	26.7
Forest Products		(60)	65	–	167	212	(21.2)
Corporate		1	(3)	–	8	(6)	–
Total		(23)	87	–	289	296	(2.4)

Sappi ordinary shares

ZAR



ADR price (NYSE TICKER: SPP)

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Other interested parties can obtain printed copies of this report from:

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United States
ADR Depositary:

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United Kingdom:

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www.sappi.com

sappi

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2008

SAPPI LIMITED,

By: /s/ M.R. Thompson
Name: M. R. Thompson
Title: Chief Financial Officer